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                            April 2, 2024

       Erik Blum
       Chief Executive Officer
       SMC Entertainment, Inc.
       9170 Glades Road Suite 150
       Boca Raton, FL 33434

                                                        Re: SMC Entertainment,
Inc.
                                                            Amendment No. 5 to
Registration Statement on Form 10-12G
                                                            Filed March 18,
2024
                                                            File No. 000-56558

       Dear Erik Blum:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 2, 2024 letter.

       Amendment No. 5 to Registration Statement on Form 10-12G

       Item 13. Financial Statements and Supplementary Data, page F-1

   1. Please provide updated financial statements for year ended December 31, 2023, and related disclosures as
required by Rule 8-08 of Regulation S-X.
       Note 9 - Business combination, page F-12

   2. We noted your response to prior comment 2 and your update in Note 9 that the 2,500,000 shares of Series B
$10.00 Preferred Stock were valued using the number of common shares the preferred
stock can be converted into and the trading price of the common stock of $0.0013 on April 21,
2023. On page F-11, we also noted your disclosure that
                                                        the Series B preferred
stock are convertible into common stock at a rate of 10% to the preceding ten day
weighted average price. It appears that the conversion rate is variable based on preceding ten
day weighted average price, and we cannot recalculate your
                                                        purchase consideration
in amount of $32,500. In these regards, please provide us your
 Erik Blum
SMC Entertainment, Inc.
April 2, 2024
Page 2
         purchase consideration calculation including the conversion ratio and the preceding ten day weighted average price used in the calculation. Also explain how the ratio was derived by using 10% to the preceding ten day weighted average price as disclosed in the footnote.

Fyniti Global Equities EBT Inc.
Audited financial statements, page F-37

3. It appears that you still have filed an incorrect set of financial statements. Please provide audited financial statements of Fyniti Global Equities EBT Inc. for the correct reporting periods, which it was March 31, 2023 as required by Rule 8-04 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby at 202-551-3334 with any other questions.



FirstName LastNameErik Blum                                     Sincerely,
Comapany NameSMC Entertainment, Inc.
                                                                Division of
Corporation Finance
April 2, 2024 Page 2                                            Office of
Technology
FirstName LastName